VP 7-16-02

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SECURITIES AN ... N

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02023594

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SEC FILE NUMBER
8- 46364

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LPM Investment Services, Inc.

SECURITIES AND EXCHANGE COMMISSION RECEIVED JUL 0 9 2002 DIVISION OF MARKET REGULATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

231 Royal Palm Way
(No. and Street)

Palm Beach | Florida | 33480
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry H. Gardner 561-802-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *if individual, state last, first, middle name*)

St 1700, Phillips Pt W, 777 S. Flagler | West Palm Beach | Florida | 33401
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P JUL 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 7/18/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Terry H. Gardner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LPM Investment Services, Inc, as of September 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

Treasurer

Title

Notary Public

Sondra C Cummings
My Commission CC969838
Expires June 13, 2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. – None
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ANDERSEN

LPM INVESTMENT SERVICES, INC.

Financial Statements
as of September 30, 2001
Together with Report of Independent Certified Public Accountants

ANDERSEN

Report of Independent Certified Public Accountants

To the Board of Directors of
LPM Investment Services, Inc.:

We have audited the accompanying statement of financial condition of LPM Investment Services, Inc. (a Delaware corporation) as of September 30, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LPM Investment Services, Inc. as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

West Palm Beach, Florida
November 9, 2001

LPM INVESTMENT SERVICES, INC.

Statement of Financial Condition
as of September 30, 2001

ASSETS

Cash and Cash Equivalents	$ 486,797
Accounts Receivable	40,331
Other Assets	191,867
Total assets	$ 718,995
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued Expenses	$ 9,000
Stockholder's Equity:	
Common stock	1,000
Additional paid-in capital	80,000
Retained earnings	628,995
Total stockholder's equity	709,995
Total liabilities and stockholder's equity	$ 718,995

The accompanying notes are an integral part of these financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Income
for the Year Ended September 30, 2001

Revenues:	
Commission income	$ 136,183
Distribution fees	203,731
Interest and dividend income	16,648
	356,562
Expenses:	
Administrative expenses	41,238
Net income	$ 315,324

The accompanying notes are an integral part of these financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Changes in Stockholder's Equity
for the Year Ended September 30, 2001

	Common Stock Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance, September 30, 2000	1,000	$ 1,000	$ 80,000	$ 863,671	$ 944,671
Dividend	-	-	-	(550,000)	(550,000)
Net income	-	-	-	315,324	315,324
Balance, September 30, 2001	1,000	$ 1,000	$ 80,000	$ 628,995	$ 709,995

The accompanying notes are an integral part of these financial statements.

LPM INVESTMENT SERVICES, INC.

Statement of Cash Flows
for the Year Ended September 30, 2001

Cash Flows from Operations:	
Net income	$ 315,324
Decrease in accounts receivable	45,521
Increase in accrued expenses	640
Cash flows provided by operations	361,485
Cash Flows from Financing Activities:	
Dividends paid	(550,000)
Cash flows used in financing activities	(550,000)
Net Decrease in Cash and Equivalents	(188,515)
Cash and Equivalents, beginning of year	675,312
Cash and Equivalents, end of year	$ 486,797

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF OPERATIONS AND ORGANIZATION

LPM Investment Services, Inc. (the Company) was organized as a Delaware Subchapter S corporation in May 1993 for the purpose of providing wholesale distribution services to The Munder Funds, Inc. (the Munder Funds). The Company ceased providing wholesale distribution services to the Munder Funds in January 1995, and now serves as a selling agent for the Munder Funds. The Company also serves as a selling agent for the LMCG Funds, a mutual fund family sponsored by Lee Munder Investments Ltd.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company defines cash and cash equivalents as cash on-hand and cash invested in money market funds.

The Company utilizes the accrual method of accounting.

The Company earns commission income and distribution fees related to mutual fund accounts for which the Company is designated as the dealer of record. Such commissions and distribution fees are recorded as revenues in the period earned.

(3) TRANSACTIONS WITH AFFILIATES

Until July 2000, the Company was affiliated with Munder Capital Management (MCM), a registered investment advisor, through common ownership. Until that time, MCM provided office space, personnel, and equipment to the Company at no charge. After that date, the Operations Support Agreement between the Company and MCM was terminated. Since that time, the Company shares office space and equipment with Lee Munder Capital Group LP, which is under common control with the Company. Administrative expenses incurred by the Company include professional fees, regulatory and registration expenses and certain personnel costs.

(4) CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at September 30, 2001 consists of common stock, no par value; 3,000 shares authorized, 1,000 shares issued and outstanding.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2001, the Company had net capital of $468,637, which was $463,637 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.02 to 1.

There is no difference between the computation of net capital as presented on Schedule I, which follows these notes to financial statements, and the Company's filing included in the FOCUS Report - Part IIA as of September 30, 2001.

(6) INCOME TAXES

The Internal Revenue Service approved the stockholder's election under the provisions of Subchapter S of the Internal Revenue Code to have the income of the Company included in the taxable income of the stockholder. As a result, the Company will not be liable for federal income taxes unless the Subchapter S corporation election is subsequently revoked. Accordingly, no provision for federal income taxes is included in the financial statements.

Included in other assets is an amount on deposit at the Internal Revenue Service of $32,005 and a receivable from stockholder related to refunds due from prior years of $156,562.

(7) EXEMPTION FROM RULE 15C3-3

The Company does not hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company qualifies under the exemptive provisions of SEC Rule 15c3-3. In the opinion of management, the Company has complied with the exemptive provisions of Rule 15c3-3 throughout the year ended September 30, 2001 and as such, the Computation for Determination of Reserve Requirements is not required and has been eliminated.

LPM INVESTMENT SERVICES, INC.

Schedule I
Computation of Net Capital
as of September 30, 2001

Net Worth—Stockholder's Equity	$ 709,995
Nonallowable Assets and Deductions:	
Accounts receivable	40,331
Investment in NASD common stock	3,300
Due from stockholder	156,562
Other asset—Deposit	32,005
"Haircut" on money market fund	9,160
	241,358
Net capital	$ 468,637
Aggregate Indebtedness	$ 9,000
Minimum Net Capital Requirement	$ 5,000
Aggregate Indebtedness to Net Capital Ratio	0.02 to 1

The accompanying notes are an integral part of this supplemental schedule.

ANDERSEN

Supplementary Report of Independent Certified Public Accountants

To the Board of Directors of
LPM Investment Services, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of LPM Investment Services, Inc. (the Company), for the year ended September 30, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

West Palm Beach, Florida
November 9, 2001